NEWS RELEASE

November 17, 2003

Trading Symbol: TSX: RNG

MINING CONTRACT AWARDED AT AGUABLANCA Ni-Cu PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has signed a contract with the PEAL Group of Spain (“PEAL”) for the mining of the Aguablanca nickel-copper deposit in southwestern Spain. The Company is also pleased to report that the construction of the mine is progressing at a rapid rate.

PEAL will be responsible for all mining and surface auxiliary operations at the Aguablanca open pit project. The Company is a well-known, established Spanish contractor whose reputation stands out both in the fields of large-scale mining and public works. On a yearly basis, PEAL moves over 87 million tonnes of material, mostly in surface mining and large infrastructure projects in Spain and Portugal.

PEAL is currently mobilizing the requisite equipment to commence the tailings site and pre-stripping activities at the Aguablanca project site.

Project construction is advancing rapidly with most surface excavations for the plant site completed and construction of the concrete foundations underway. Simultaneously, access roads, main offices and the development of a general infrastructure are proceeding. The target for plant start-up remains mid-year 2004.

Photos can be viewed from the Company’s website: www.rionarcea.com/operations

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

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